Mail Stop 3561

April 22, 2008

Mr. Kevin F. McNamara
Chief Financial Officer
2187 Atlantic Street
Stamford, Connecticut 06902

> **Re:** **Centerplate, Inc.**
> **Form 10-K for the year ended January 1, 2008**
> **Filed March 17, 2008**
> **File No. 001-31904**

Dear Mr. McNamara:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended January 1, 2008

Selected Financial Data, page 37

1. We note your use of the non-GAAP financial measure EBITDA and your disclosure that you believe that EBITDA is an important measure of cash returned on your investment in capital expenditures under your contracts. In light of the fact that it appears that your use of this measure is as a liquidity measure, please revise to reconcile to operating cash flows, or alternatively please revise to discuss why you use EBITDA as a performance measure. Also, please revise future filings to include disclosure of a substantive reason specific to you as to why management believes that presentation of the non-GAAP financial measure provides useful information to <u>investors</u> regarding your financial condition and results of operations. See Item 10e of Regulation SK.

Management's Discussion and Analysis

– Liquidity and Capital Resources, page 48

2. We note that your discussion of liquidity includes a comparison of fiscal 2007 to fiscal 2006. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53

3. We note from your audited financial statements that you have foreign currency translation gains and losses due to your Canadian operations. Please revise future filings to disclose your foreign currency exchange rate risk using one of the three disclosure alternatives set forth in Item 305 of Regulation SK, if material.

Audited Financial Statements

Balance Sheets, page F-3 and F-4

4. We note that the balance of contract rights increased between January 2, 2007 and January 1, 2008. Please explain to us the nature of the costs incurred and tell us why the amount of contract rights capitalized was significantly higher in fiscal 2007. Also, in light of the significant increase in capitalized contract rights, please explain the reason for the decrease in accumulated amortization from $68,578,000 at January 2, 2007 to $58,121,000 at January 1, 2008 as disclosed in Note 2 to the consolidated financial statements.

Notes to the Financial Statements

<u>– General</u>

5. We note from your balance sheet that a significant amount of current assets consists of accounts receivable. Please revise future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, the policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status. See paragraphs 13a-c of SOP 01-06. Also, please consider including Schedule II as required by Rule 12-09 of Regulation SX to provide detail of the activity in all valuation and qualifying accounts such as the allowance for doubtful accounts.

6. We note from your disclosure on page 2 that you recently entered into a joint venture in which you own a controlling interest in Harry's Tap Room. Please tell us, and disclose in the notes to the financial statements in future filings the percentage ownership interest in this joint venture and how you account for that interest. Also, please disclose how you account for any other joint ventures in which you have an ownership interest.

Note 2. Summary of Significant Accounting Policies

- Revenue Recognition, page F-9

7. We note your presentation of "net sales" on the face of the statements of operations. Please provide us details of, and disclose in the notes to the financial statements in future filings, the nature of any adjustments or allowances that are recorded as reductions of revenue. If the amount is material, please disclose the amount in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief